UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 5, 2018

MARVELL TECHNOLOGY GROUP LTD.

(Exact name of registrant as specified in its charter)

Bermuda	000-30877	77-0481679
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Canon’s Court

22 Victoria Street

Hamilton HM 12

Bermuda

(Address of principal executive offices)

(441) 296-6395

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

As previously announced, on November 19, 2017, Marvell Technology Group Ltd. (“Marvell”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Marvell, Kauai Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Marvell (“Merger Sub”), and Cavium, Inc., a Delaware corporation (“Cavium”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Cavium (the “Proposed Merger”), with Cavium continuing as an indirect wholly owned subsidiary of Marvell.

On February 5, 2018, Marvell filed a definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) in connection with the Proposed Merger. As has previously been described in the Joint Proxy Statement/Prospectus, five putative class actions challenging the Proposed Merger have been filed on behalf of Cavium’s stockholders. Four of the complaints were filed in the United States District Court for the Northern District of California (the “Federal Complaints”). The fifth putative class action was filed by Paul Berger, a stockholder of Cavium (the “Plaintiff”), on behalf of himself and a putative class of stockholders of Cavium, in the Superior Court of the State of California for the County of Monterey against Cavium and Cavium’s directors (collectively, the “Defendants”) challenging the Proposed Merger (the “Lawsuit”). The Lawsuit, which is captioned Berger v. Cavium et al., Case No. 18-cv-000376 (Cal. Super.), alleges that Cavium’s directors breached their fiduciary duties in connection with the Proposed Merger and that the Registration Statement on Form S-4 filed by Marvell with the SEC on December 21, 2017 omits material information.

On March 5, 2018, the Defendants entered into a Memorandum of Understanding (the “MOU”) with the Plaintiff in the Lawsuit. In the MOU, the Plaintiff acknowledged that the Lawsuit has become moot because the Defendants disclosed additional information sought by Plaintiff in his complaint in the Joint Proxy Statement/Prospectus. The Plaintiff agreed to withdraw his previously filed application for a temporary restraining order seeking to enjoin the Proposed Merger and to dismiss the Lawsuit.

On March 5, 2018, the Plaintiff filed a stipulation with the Superior Court of the State of California for the County of Monterey (i) withdrawing his application for a temporary restraining order and (ii) dismissing the claims asserted on his behalf with prejudice and on behalf of the purported class of Cavium stockholders without prejudice. As set forth in the stipulation, counsel for the Plaintiff has reserved the right to seek an award of attorneys’ fees and reimbursement of expenses based on the creation of a benefit to Cavium shareholders through the disclosure of additional information prompted by the pendency and prosecution of the Lawsuit. The Defendants have reserved the right to contest the amount of any fee and expense petition that the Plaintiff may pursue. If the parties cannot agree on a fee award for the Plaintiff’s counsel, the Superior Court of the State of California for the County of Monterey will ultimately determine the amount of fee award for the Plaintiff’s counsel, if any. The fee award for the Plaintiff’s counsel will not affect the amount of merger consideration to be paid by Marvell in connection with the Proposed Merger.

The resolution of the Lawsuit will not affect the timing of the special meetings of shareholders of Marvell or Cavium scheduled for March 16, 2018.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Cavium and Marvell, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Cavium and Marvell, (iv) the effect of the announcement or pendency of the transaction on Cavium’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Cavium or Marvell and potential difficulties in Cavium employee retention as a result of the transaction, (vi) the outcome of litigation and other legal proceedings against Cavium and/or Marvell or to which Cavium and/or Marvell become subject, and (vii) the ability of Marvell to successfully integrate Cavium’s operations and product lines. The foregoing review of important factors should not be construed as exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Cavium described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Cavium assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Marvell nor Cavium gives any assurance that either Marvell or Cavium will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Marvell and Cavium. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell filed a Registration Statement on Form S-4 (Registration No. 333-222235) containing a preliminary joint proxy statement/prospectus with the SEC regarding the proposed transaction on December 21, 2017, as amended on January 24, 2018. The registration statement on Form S-4 has been declared effective by the SEC. Beginning on February 7, 2018, a definitive joint proxy statement/prospectus was mailed to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain or will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at http://investor.marvell.com/ or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at http://investor.caviumnetworks.com or upon written request to 2315 N. First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit http://MarvellCavium.transactionannouncement.com.

Participants in Solicitation

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in the joint proxy statement/prospectus. To the extent that holdings of Cavium’s securities have changed since the amounts printed in the joint proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual Meeting of

Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction and other documents regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARVELL TECHNOLOGY GROUP LTD.

Date: March 9, 2018	By:	/s/ MITCHELL L. GAYNOR
Mitchell L. Gaynor
Chief Administration and Legal Officer